S 17008531)N

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FEB 28 2017

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44695

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INVEX, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Brickell Key Drive, Suite 400
(No. and Street)

Miami (City) Florida (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerardo Reyes Retana (786) 425-1717
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison, Brown, Argiz & Farra LLC
(Name – *if individual, state last, first, middle name*)

1450 Brickell Avenue, 18th Floor (Address) Miami (City) Florida (State) 33131 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

INVEX, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

(WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM)

OATH OR AFFIRMATION

I, **Gerardo Reyes Retana**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Invex, Inc.**, as of **December 31**, 20**16**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

LOURDES BERROA
Notary Public - State of Florida
Commission # GG 006056
My Comm. Expires Jun 27, 2020

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders ' Equity or Partners' or Sole Proprietors ' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims to Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain positions of this filing, see section 240.17a-5(e)(3)*

INVEX, INC. AND SUBSIDIARIES
INDEX

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Invex, Inc. and Subsidiaries

We have audited the accompanying consolidated statement of financial condition of Invex, Inc. and Subsidiaries (the "Company") as of December 31, 2016, and the related notes to the consolidated statement of financial condition. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition's presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Invex, Inc. and Subsidiaries as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Morrison, Brown, Argiz & Farra

Miami, Florida
February 21, 2017

INVEX, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS		
Cash and Cash Equivalents	$	2,873,459
Deposits with Clearing Broker		250,049
Securities Purchased Under Agreements to Resell		26,344,874
Securities Owned- at Fair Value		5,886,818
Securities Owned- Equity-Method		1,243,789
Receivables from Clearing Brokers		6,942,861
Deferred Tax Asset		385,835
Interest and Accounts Receivable		288,588
Prepaid and Other Assets		185,085
Furniture and Equipment - Net of Accumulated Depreciation of $516,161		58,066
TOTAL ASSETS	$	44,459,424
LIABILITIES AND SHAREHOLDER'S EQUITY		
Notes Payable to Customers	$	26,251,437
Commitment and Contigencies		0
Securities Sold, Not Yet Purchased - at Fair Value		68,470
Other Liabilities		876,924
TOTAL LIABILITIES		27,196,831
Shareholder's Equity:		
Common stock, $1 par value- 1000 shares authorized, issued and outstanding		1,000
Additional Paid-In Capital		9,999,000
Retained Earnings		7,262,593
Total Shareholder's Equity		17,262,593
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	44,459,424

NOTE A - ORGANIZATION

Invex, Inc. (the "Company"), a Delaware corporation, was incorporated on January 30, 1992, and received its broker/dealer registration from the Securities and Exchange Commission (the "SEC") on March 24, 1992. The Company is wholly owned by Invex, Controladora, S.A. de C.V. (the "Parent") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Parent is the holding company of a Mexican-based financial group (the "Group"). The Group's business activities include broker/dealer activities, underwriting, and proprietary trading in Mexican securities.

Invex, Inc. is a FINRA-registered securities broker/dealer offering brokerage services to the clientele of the Group as well as executing proprietary trading for Invex.

Invex, Inc. created a wholly owned subsidiary, Invex Advisors LLC (Invex Advisors), in 2012. Invex Advisors offers investment advisory services to select clients. Invex Advisors charges a monthly or quarterly fee to its clients. Invex Advisors commenced operations in January 2015.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated statement of financial condition is prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and include the accounts of the Company and its wholly owned subsidiaries, Invex (USA) Inc. and Invex Advisors, LLC, (collectively the "Company") after the elimination of all intercompany balances and transactions.

Cash and Cash Equivalents

Cash and cash equivalents include cash on deposit at banks and depository institutions. The Company considers all highly liquid investments (including money market funds) with maturities at time of purchase of three months or less, that are not held for sale in the ordinary course of business, to be cash equivalents. At times, such balances may exceed federally-insured limits per financial institution. The Company has experienced no losses in connection with such balances over FDIC insured amounts and none are expected.

Receivables from Clearing Brokers

Receivables from clearing brokers represent cash held on account available for future trades.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Other Receivables

Other receivables consist primarily of interest and commissions earned during the year but not received as of year-end. Receivables are recorded only when substantial evidential matter is obtained as to the validity of the receivable. As collection of receivables has historically been consistent and timely, management has determined collectability is reasonably assured. As such, the Company does not record an allowance for doubtful accounts or maintain a policy for determining reserves for past due or delinquent receivables. Other Receivables are included Interest and Accounts Receivable on the Consolidated Statement of Financial Condition.

Furniture and Equipment

Furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets which range from three to five years.

Securities Transactions

Securities purchased under agreements to resell are collateralized financing transactions and provide Invex (USA), Inc. clients with the opportunity to indirectly invest in overnight repurchase agreements in the United States. As of December 31, 2016, the securities purchased under agreements to resell have been pledged as collateral for the notes payable to customers and represent overnight and other short-term transactions. These are agreements to receive cash in exchange for short-term promissory notes ("notes payable") (no more than 180 days) and investing such cash in overnight repurchase instruments with US financial institutions with a stated minimum credit rating requirement. The notes payable are fixed rate instruments.

Securities Transactions and Revenue Recognition (Continued)

The Company earns a spread between the notes payable and the return on the repurchase agreement. Upon maturity the clients may elect to reinvest their proceeds in additional notes or to receive proceeds in cash. The notes payable are unsecured obligations of the Company.

Securities-owned inventory is carried at fair value, which is estimated based on quoted market prices for those or similar instruments (see Note C).

NOTE B - SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established to reduce the deferred tax assets when, based on the weight of available evidence, it is more likely than not that such assets will not be realized in the future.

Foreign Currency

Certain customer investment trades are executed utilizing foreign currency. Investments denominated in foreign currencies are translated into U.S. Dollar amounts at the date of valuation. Purchases and sales of investments denominated in foreign currencies are translated into U.S. Dollar amount on the respective dates of such transactions. Reported net realized foreign exchange gains or losses arise from sales of investments, sale of foreign currencies and currency gains or losses realized between trade and settlement dates. The gains and losses are included as a component of the commission on the investment transaction.

Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts in the consolidated statement of financial condition. Such estimates include the fair value of securities and other financial instruments, allowance for doubtful accounts, accruals for liabilities, valuation allowance for deferred tax assets, revenue and expense accruals, and other matters, including a disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued an accounting standard update which affects the revenue recognition of entities that enter into either (1) certain contracts to transfer goods or services to customers or (2) certain contracts for the transfer of nonfinancial assets. The update indicates an entity should recognize revenue in an amount that reflects the consideration the entity expects to be entitled to in exchange for the goods or services transferred by the entity. The update is to be applied to the beginning of the year of implementation or retrospectively and is effective for annual reporting periods beginning after December 15, 2017 and in interim periods in that reporting period. Early application is permitted for annual reporting periods beginning after December 15, 2016. The Company is currently evaluating the effect the update will have on its consolidated financial statement.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Recently Issued Accounting Pronouncements (Continued)

In February 2016, the FASB issued an accounting standard update which amends existing lease guidance. The update requires lessees to recognize a right-of-use asset and related lease liability for many operating leases now currently off-balance sheet under current US GAAP. Accounting by lessors remains largely unchanged from current US GAAP. The update is effective using a modified retrospective approach for fiscal years beginning after December 15, 2018, and interim periods within those years, with early application permitted. The Company is currently evaluating the effect the update will have on its consolidated financial statements.

In March 2016, the FASB issued an accounting standard update which provides guidance on accounting for an investment qualifying for use of the equity method as a result of an increase in the level of ownership interest or degree of influence. The update requires that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investment and adopt the equity method of accounting the date the investment becomes qualified for equity method accounting. The update also requires that an entity that has an available-for sale equity security that becomes qualified for the equity method of accounting recognize through earnings the unrealized holding gain or loss in accumulated other comprehensive income at the date the investment becomes qualified for use of the equity method. This update is effective for fiscal years beginning after December 15, 2016 and interim periods within those fiscal years. The update should be applied prospectively upon its effective date. Earlier application is permitted. The Company is currently evaluating the effect the update will have on its consolidated financial statement.

NOTE C – SECURITIES OWNED AND SECURITIES SOLD NOT YET PURCHASED

Securities Owned And Securities Sold Not Yet Purchased – At Fair Value

The components of securities owned and securities sold, not yet purchased- at fair value at December 31, 2016 are as follows:

	2016	
	Owned	Sold, Not Yet Purchased
Foreign - debt instruments	$ 3,764,443	$ -
Domestic futures position	42,375	-
Securities sold, not yet purchased - at fair value	-	68,470
Foreign - mutual fund	2,080,000	-
	$ 5,886,818	$ 68,470

In 2015 the Company purchased $2,000,000 worth of shares of a Mutual Fund titled Invex Global Opportunities Fund. This mutual fund is managed by Invex Advisors, LLC, a wholly owned subsidiary of Invex, Inc. The Mutual Fund is included in the Securities Owned – at Fair Value amount in the Consolidated Statement of Financial Condition.

NOTE C – SECURITIES OWNED AND SECURITIES SOLD NOT YET PURCHASED - CONTINUED

Securities Owned – Equity Method

On April 25, 2011, the Company acquired for $4,000,000, an approximate 12.82% ownership interest in Bulltick Capital Market Holdings, LP ("Bulltick"), a broker-dealer partnership. The Company follows the equity method of accounting, as it has the ability to exercise significant influence, but not control, over operating and financial policies of Bulltick. As of the date of purchase, the basis difference between the carrying amount of the investment and the amount of the equity in net assets was approximately $4,000,000 of which $2,000,000 was deemed to be associated with amortizable intangible assets based on a preliminary purchase price allocation. During 2012 Bulltick entered into a Secured Convertible Promissory Note with a third party lender which diluted the ownership percentage in Bulltick of the Company from 12.82% to 10.74%. The Secured Convertible Promissory Note matured in April 2014 and the third party lender converted a portion of the note balance to equity which further diluted the ownership percentage in Bulltick of the Company from 10.74% to 8.73%. The Company entered into a Units Purchase Agreement with Bulltick on September 30, 2014 and purchased an additional 10.948% of Bulltick for $1,166,667 to increase its ownership percentage from 8.73% to 19.68%. The Company has recognized $5,026 of its equity in the earnings from this investee during 2016 in the consolidated statements of operations. As of December 31, 2016, the Company held an ownership interest of 19.04% in Bulltick. The balance of the Company's investment in Bulltick is $1,243,789 on the Consolidated Statement of Financial Condition. As of and for the year ended December 31, 2016, Bulltick's total assets, total liabilities, total revenue and net income were as follows:

	(Unaudited) 2016
Total assets	$ 4,920,963
Total liabilities	5,583,044
Total revenue	22,054,443
Net income	26,397

NOTE D – RECONCILIATION OF ASSETS, LIABILITIES AND SHAREHOLDER'S EQUITY

A reconciliation of the amounts reported in the Company's consolidated statement of financial condition herein to amounts reported by the Company on its unconsolidated Part IIA of Form X-17A-5, filed with the SEC for the year ended December 31, 2016, is as follows:

	Part IIA of Form X-17A-5	Reclassifications / Adjustments	Consolidation of Subsidiaries	Financial Statements
Assets:				
Cash and cash equivalents	$ 1,183,558	$ -	$ 1,689,901	$ 2,873,459
Deposits with clearing broker	-	250,049	-	250,049
Securities purchased under agreements to resell	-	-	26,344,874	26,344,874
Securities owned - at fair value	5,844,406	42,367	45	5,886,818
Securities owned - equity method	1,243,790	-	(1)	1,243,789
Receivables from other brokers and dealers	7,674,823	(7,674,823)	-	-
Receivables from clearing broker	-	6,902,685	40,176	6,942,861
Deferred tax asset	-	385,835	-	385,835
Interest and accounts receivable	-	93,887	194,701	288,588
Furniture and equipment, net of accumulated depreciation	58,067	(1)	-	58,066
Investment in subsidiaries	136,430	(136,430)	-	-
Prepaid and other assets	185,085	-	-	185,085
Total	$ 16,326,159	$ (136,431)	$ 28,269,696	$ 44,459,424
Liabilities:				
Notes payables to customers	$ -	$ -	$ 26,251,437	$ 26,251,437
Securities sold, not yet purchased at market value	68,117	353	-	- 68,470
Other liabilities	877,277	(353)	-	876,924
Total liabilities	945,394	-	26,251,437	27,196,831
Shareholder's equity	15,380,765	(136,431)	2,018,259	17,262,593
Total	$ 16,326,159	$ (136,431)	$ 28,269,696	$ 44,459,424

NOTE E – INCOME TAXES

The Company uses an asset and liability approach for financial accounting and reporting for income taxes. This method gives consideration to the future tax consequences associated with carryforwards and with temporary differences between financial accounting and tax bases of assets and liabilities. These differences relate primarily to unrealized losses on investments, loss carryforwards, and accrued expenses.

The reconciliation between the statutory rate of 34% and the effective rate in 2016 is shown below:

Tax Rate Reconciliation:

Expected Tax Expense (Benefit)	875,575	34%
State Tax, Expense, net of Federal Benefit	56,770	2%
Other Adjustments	60,691	2%
Other Permanent Differences	10,638	0%
Change in Valuation Allowance	(408,561)	(16%)
	595,113	23%

The summary of the tax effects of attributes that give rise to deferred tax assets and liabilities as of December 31, 2016 is as follows:

	2016
Deferred taxes:	
Unrealized losses on investments	$ 58,383
Unrealized losses on unconsolidated investee	970,664
Realized losses on investments	124,360
Net operating losses	15,231
Bonus Accrual	217,080
Other	(29,219)
Deferred tax assets	1,356,499
Less: valuation allowance	(970,664)
Net deferred tax assets	$ 385,835

NOTE E – INCOME TAXES - CONTINUED

As of December 31, 2016, the Company has approx. $344,000 of investment losses which will expire in 2020. The Company generated a net operating loss carryforward of $427,001 and $285,847 for Federal and State tax purposes respectively, at December 31, 2016. These net operating loss carryforwards were offset fully by operating income in 2016. At December 31, 2016 the Company had net operating loss carryforwards of Federal: $0 and State: $276,923 which will be available for offset against future taxable income. At December 31, 2016, an income tax receivable of $26,397 for federal taxes and $75,357 for state taxes and has been included in Prepaid and Other Assets on the Statement of Financial Condition.

The open years applicable to INVEX, Inc. include tax years 2013 through 2016 for Federal and Florida tax purposes.

The Company recognizes financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority. Adjustments are made to the uncertain tax position balance in the period in which the Company determines the issue is effectively settled with the tax authorities, the statute of limitations expires for the return containing the tax position or when more information becomes available. The Company also records estimated penalties and interest as part of the balance of the uncertain tax positions.

The Company provides for uncertain tax positions and the related interest and penalties based upon management's assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. Interest and penalties on income taxes, if any, are recognized as part of interest expense on the consolidated statements of operations. The Company has determined that no liability for uncertain tax positions was necessary as of December 31, 2016.

NOTE F – TRANSACTION WITH CLEARING BROKERS

The Company clears its U.S. securities transactions and customers' transactions on a fully disclosed basis through nonaffiliated clearing brokers.

NOTE G – RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such rule) of the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customers' accounts, promptly transmits all customer funds and delivers all customer securities received to the clearing broker and does not otherwise hold funds or securities of customers or dealers. Because of such exemption, the Company is not required to prepare a determination of reserve requirement and the Company is not subject to the provisions of Rule 15c3-3 pertaining to the possession or control requirements for broker dealers.

NOTE H - OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company's securities transactions involve executions and settlements of various securities transactions as principal. These activities may expose the Company to risk in the event that counterparties are unable to fulfill contractual obligations.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. The introduced customers are generally institutional or high-net-worth retail customers.

The Company's policy is to take possession of securities purchased under agreements to resell. The Company monitors the market value of the assets acquired to ensure their adequacy as compared to the amount at which the securities will be subsequently resold, as specified in the respective agreements. The agreements provide that, where appropriate, the Company may require the delivery of additional collateral.

NOTE I - RELATED-PARTY TRANSACTIONS

The Company was charged an annual fee totaling approximately $180,000 by the Parent during 2016 for use of the name "INVEX". As of December 31, 2016, $180,436 was outstanding and payable to the Parent. There were no other amounts due to the Parent. The annual fee amount due to the Parent is included in other liabilities in the consolidated statements of financial condition. The Company also earned $195,595 on trades done with Banco Invex, S.A., an affiliated entity to the Company, domiciled in Mexico.

The Company has approximately $14,000 of receivables at December 31, 2016 from employees related to personal expenses. The Company had a note receivable due from an employee in the amount of $45,881 as of December 31, 2016. The note is unsecured and was issued on April 15, 2012 with a principal balance of $71,133 and a maturity of April 15, 2020. The interest on the note accrues at 2% per annum, payable each year on the anniversary of the note. Such related party note and interest amounts are included in interest and accounts receivable in the accompanying consolidated statement of financial condition.

NOTE J - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various approaches. The Company uses an established fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

- Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

- Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement. Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date.

NOTE J - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS - CONTINUED

The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

- Equities - The Company values investments in securities and securities sold, but not yet purchased that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

- Corporate bonds - The fair value of corporate bonds is estimated using recently executed transactions, market price quotations (where observable), and bond spreads. The spread data used are for the same maturity as the bond. If the spread data does not reference the issuer, then data that references a comparable issuer is used. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves, bond, or recovery rates based on collateral values as key inputs. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy. In instances where significant inputs are unobservable, they are categorized in Level 3 of the hierarchy.

- Resale and Repurchase Agreements - Securities purchased under agreements to resell and securities sold under agreements to repurchase, principally U.S. government, federal agency and investment-grade sovereign obligations, represent collateralized financing transactions, which are valued at their face amount due to the short-term nature and underlying credit quality of those instruments. The Company receives securities purchased under agreements to resell, makes delivery of securities sold under agreements to repurchase, and monitors market value of these securities on a daily basis.

- Listed Derivative Contracts – Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in level 1 of the fair value hierarchy. Listed derivatives that are not actively traded are valued using the same approaches as those applied to OTC derivatives; they are generally categorized in level 2 of the fair value hierarchy.

NOTE J - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS - CONTINUED

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value as of December 31, 2016:

Financial Assets and Liabilities at Fair Value
As of December 31, 2016

	Level 1	Level 2	Level 3	Total
ASSETS				
Financial instruments owned:				
Money Market Funds	$ 267,774	-	-	$ 267,774
Future Position on US Treasury Bond	42,375	-	-	42,375
Foreign Debt Instruments	-	3,764,443	-	3,764,443
Foreign Mutual Fund	$ -	$ 2,080,000	$ -	$ 2,080,000
Totals	$ 310,149	$ 5,844,443	$ -	$ 6,154,592
LIABILITIES				
Securities Sold, Not Yet Purchased - at Fair Value	-	68,470	-	68,470
Totals	$ -	$ 68,470	$ -	$ 68,470

NOTE K - FINANCIAL INSTRUMENTS NOT MEASURED AT FAIR VALUE

Some of the Company's financial instruments are not measured at fair value on a recurring basis but are recorded at amounts that approximate fair value due to their liquid or short-term nature. Such financial assets and financial liabilities include: cash and cash equivalents, cash deposited with the clearing broker, receivables - brokers, dealers, and clearing organization, securities purchased under agreements to resell, and payables - customers.

NOTE L - SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred subsequent to December 31, 2016, through the date the consolidated financial statements were available to be issued, for potential recognition or disclosure in the accompanying consolidated financial statements. Except for the following matter, the Company didn't identify any subsequent events that would require recognition or disclosure in the financial statements. On March 1, 2017, the Parent Company of Invex, Inc., Invex Controladora, S.A.B. de C.V., will initiate and effect an internal legal restructuring through contributing 100% of its ownership of Invex, Inc. into Invex Holdings, Inc., a newly formed holding company domiciled in the State of Delaware. Invex Holdings, Inc. is wholly owned by Invex Controladora S.A.B. de C.V. On the same date, Invex, Inc. will transfer ownership of all of its equity interests in Invex (USA), Inc. and Invex Advisors to Invex Holdings, Inc. to complete the corporate restructure. The restructuring is not expected to have a significant effect on the Company's operations.